March 19, 2024

VIA EDGAR

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Christie Wong

Michael Fay

Jessica Ansart

Katherine Bagley

Re:	Auna S.A.

Registration Statement on Form F-1, as amended

File No. 333-276435

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Auna S.A. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-276435) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 2:00 p.m., Eastern Standard Time, on March 21, 2024, or as soon as practicable thereafter. The Company hereby authorizes Maurice Blanco of Davis Polk & Wardwell LLP, counsel to the Company, to modify or withdraw this request for acceleration orally. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Blanco at +1 212 450-4086 and that such effectiveness also be confirmed in writing.

Very truly yours,

Auna S.A.

By:	/s/ Gisele Remy
	Name:	Gisele Remy
	Title:	Chief Financial Officer